                                                                    Exhibit 99.5

CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

     The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP. The significant differences between Canadian and U.S. GAAP, and their effect on the consolidated financial statements of the Company, are described below.

Consolidated statements of operations:

     The following table reconciles net loss as reported in the accompanying consolidated statements of loss to net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

                                                         YEAR ENDED DECEMBER 31
                                                ----------------------------------------
                                                    2002           2003          2004
                                                ------------   -----------   -----------
Net loss in accordance with Canadian
   GAAP                                         $(10,311,130)  $(6,948,040)  $(8,774,864)
   Website Development (a)                      $         --   $        --   $  (295,585)
   Website Development Amortization (a)         $    174,605   $   174,605   $        --
   Non-Employee Stock Options (b)               $   (560,214)  $   (81,338)  $        --
                                                ------------   -----------   -----------
Net loss in accordance with U.S. GAAP           $(10,696,739)  $(6,854,773)  $(9,070,449)

   Other comprehensive income (loss):

      Foreign currency translation adjustment   $         --   $   (43,633)  $   (33,420)
                                                ------------   -----------   -----------
Comprehensive loss in accordance with
   U.S. GAAP                                    $(10,696,739)  $(6,898,406)  $(9,103,869)

Loss per Share                                  $      (0.21)  $     (0.12)  $     (0.13)

The cumulative effect of these adjustments on shareholders' equity is as follows:

                                                   YEAR ENDED DECEMBER 31
                                          ---------------------------------------
                                              2002          2003          2004
                                          -----------   -----------   -----------
Shareholders' Equity in accordance with
   Canadian GAAP                          $(4,414,195)  $(5,222,807)  $(8,935,827)
   Website Development Costs (a)          $  (523,815)  $  (523,815)  $  (819,400)
   Website Development Amortization (a)   $   349,210   $   523,815   $   523,815
   Public Status (d)                      $   (50,000)  $   (50,000)  $   (50,000)
                                          -----------   -----------   -----------
Shareholders' Equity in accordance with
   U.S. GAAP                              $(4,638,800)  $(5,272,807)  $(9,281,412)

The cumulative effect of these adjustments on the company's reported assets is as follows:

                                                   YEAR ENDED DECEMBER 31
                                          ---------------------------------------
                                              2002          2003          2004
                                          -----------   -----------   -----------
Assets in accordance with Canadian
   GAAP                                   $13,140,020   $27,481,287   $30,179,854
   Website Development Costs (a)          $  (523,815)  $  (523,815)  $  (819,400)
   Website Development Amortization (a)   $   349,210   $   523,815   $   523,815
   Public Status (d)                      $   (50,000)  $   (50,000)  $   (50,000)
                                          -----------   -----------   -----------
Assets in accordance with U.S. GAAP       $12,915,415   $27,431,287   $29,834,269

Effect of these adjustments on the consolidated statement of cash flows is as follows:

                                                        YEAR ENDED DECEMBER 31
                                              --------------------------------------
                                                  2002         2003          2004
                                              ----------   -----------   -----------
CASH FLOWS USED IN OPERATING ACTIVITIES

Cash flows provided by (used in) operating
   activities in accordance with Canadian
   GAAP                                       $2,876,504   $(2,352,995)  $(1,406,454)
   Website Development (a)                    $       --   $        --   $  (295,585)
                                              ----------   -----------   -----------
Cash flows provided by (used in) operating
   activities in accordance with U.S. GAAP    $2,876,504   $(2,352,995)  $(1,702,039)

CASH FLOWS USED INVESTING ACTIVITIES

Cash flows used in investing activities in
   accordance with Canadian GAAP              $ (310,575)  $  (469,083)  $(5,012,139)
   Website Development (a)                    $       --   $        --   $   295,585
                                              ----------   -----------   -----------
Cash flows used in investing activities in
   accordance with U.S. GAAP                  $ (310,575)  $  (469,083)  $(4,716,554)

(a) Canadian GAAP allows the capitalization and amortization of website development costs incurred, subject to there being reasonable assurance that future benefits will be realized. Under United States GAAP, SOP 98-1 provides specific guidance on when capitalization may commence, and what direct costs may be capitalized. For United States GAAP purposes, costs incurred in the preliminary project phased have been expensed at the time the costs were incurred and the amortization recorded under Canadian GAAP would have been reversed.

(b) Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards 123 ("SFAS No. 123"), Accounting for Stock-based Compensation, requires recognition of compensation expense costs at fair value for stock options and warrants issued after December 15, 1995, to non-employees, such as members of the Board of Advisors, and other consultants and advisors. The fair value of the non-employee stock options and warrants granted after December 15, 1995 has been estimated as the performance occurs and the options are earned using the Black-Scholes option pricing model. Under Canadian GAAP, all stock-based compensation granted to non-employees prior to January 1, 2002 has not been accounted for, however, the company has accounted for all stock-based compensation granted to non-employees after January 1st, 2002 using the fair value method.

     Accordingly, for United States GAAP purposes the company has calculated the fair value of stock options granted to non-employee prior to January 1st, 2002 and recorded the cost by increasing the deficit with the offsetting increase to contributed surplus (no impact to total shareholders' equity).

(c) Prior to 2002, the company accounted for the stock option plans under the recognition and measurement provisions of AFB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations using the intrinsic value method of accounting. No expense had been recorded prior to 2002 as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of the grant. Starting January 1, 2002 the company adopted the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, prospectively to all employee awards granted, modified or settled after January 1, 2002 for United States GAAP and Canadian GAAP purposes.

     In accordance with United States GAAP, pro forma disclosure of all stock options issued prior to January 1, 2002 that are not accounted for under SFAS No. 123 is required. Below is the pro forma disclosure showing the effect on the company's loss had the company accounted for these options using the fair-value method prescribed in SFAS No. 123.

     The pro forma disclosure for U.S. GAAP is as follows:

                                                  YEAR ENDED DECEMBER 31
                                         ----------------------------------------
                                              2002          2003          2004
                                         ------------   -----------   -----------
Net loss in accordance with United
   States GAAP                           $(10,696,739)  $(6,898,406)  $(9,103,869)

Deduct: Stock based compensation costs
   using fair value method for options
   issued prior to Jan 1, 2002           $   (146,333)  $  (102,831)  $   (16,964)
                                         ------------   -----------   -----------
Pro forma net loss in accordance with
   U.S. GAAP                             $(10,843,072)  $(7,001,237)  $(9,120,833)

Loss per share:
   Basic - as reported                   $      (0.21)  $     (0.12)  $     (0.13)
   Basic - pro forma                     $      (0.21)  $     (0.12)  $     (0.13)

(d) In accordance with Canadian GAAP- EIC 10 (prior to 2002), the Company capitalized $150,000 (which was credited to share capital), representing the value assigned to its public listing in connection with the reverse takeover when it went public. __, $100,000 of these costs were subsequently amortized. Effective fiscal 2002, in accordance with the CICA Handbook Section 3061/3062, the Company ceased amortization of these costs as the balance of intangible assets was not subject to amortization.

     United States GAAP does not permit the recognition of such an asset in conjunction with a reverse takeover. As a result, share capital prior to 2002 would be decreased by $150,000, intangible assets would be decreased by $50,000 and the deficit would be reduced by $100,000.